Kevin M. Frank To Call Writer Directly: +1 312 862 3373 kevin.frank@kirkland.com	333 West Wolf Point Plaza Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

January 16, 2026

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger Jennifer Thompson Bradley Ecker Geoffrey Kruczek

Re:	Yellowstone Midco Holdings II, LLC Amendment No. 1 to Registration Statement on Form S-1 Filed on December 15, 2025 File No. 333-291581

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, Yellowstone Midco Holdings II, LLC, a Delaware limited liability company (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 2 to the Registration Statement on Form S-1 (the “Revised Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 13, 2026, from the staff of the SEC (the “Staff”) relating to the Amendment No. 1 to Registration Statement on Form S-1 previously filed with the Staff on December 15, 2025. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the updated prospectus contained in the Revised Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Revised Registration Statement to update certain other disclosures.

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U.S. Securities and Exchange Commission

January 16, 2026

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Registration Statement on Form S-1

Summary Financial Data, page 24

1.

We note you have revised the Summary Financial Data, Capitalization and Dilution sections to include disclosure reflecting the Common Control Reorganization and Corporate Conversion in response to our prior comment 3. Please also revise your disclosure at the beginning of the MD&A section to clarify that the historical financial data presented is that of Yellowstone Midco Holdings, LLC, to explain why you have not separately presented the historical financial data of the registrant, and to discuss the October 3, 2025 merger between the registrant and Yellowstone Midco Holdings, LLC and pending Corporate Conversion.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the italicized disclosure at the beginning of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section by adding the bolded language below to page 95 of the Revised Registration Statement to (i) clarify that the historical financial data presented is that of Yellowstone Midco Holdings, LLC, (ii) explain why the Company has not separately presented the historical financial data of the registrant, and (iii) discuss the October 3, 2025 merger between the registrant and Yellowstone Midco Holdings, LLC and pending Corporate Conversion:

We currently operate as a Delaware limited liability company under the name Yellowstone Midco Holdings II, LLC, which was formed on September 4, 2025 and directly and indirectly holds all of the equity interests in our operating subsidiaries. Substantially concurrently with the effectiveness of the registration statement of which this prospectus forms a part, Midco II will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to York Space Systems Inc. Following the Corporate Conversion, we will remain a holding company and will continue to conduct our business through our operating subsidiaries.

Prior to October 3, 2025, we operated through Midco I. On October 3, 2025, all of the outstanding equity of Midco I was contributed to Midco II in exchange for common units of Midco II. As a result, Midco I became a wholly owned subsidiary of Midco II effective as of October 3, 2025. The historical financial

U.S. Securities and Exchange Commission

January 16, 2026

data presented herein is that of Midco I. We have not separately presented the historical financial data of Midco II in the following discussion and analysis of our financial condition and results of operations because, while Midco II was formed on September 4, 2025, there was no material activity at Midco II from September 4, 2025 to September 30, 2025. Refer to the financial statements of Yellowstone Midco Holdings II, LLC included elsewhere in this prospectus.

2.

We note your addition of historical and pro forma loss per share information in response to our prior comment 4. Please revise to conform the historical net loss per share attributable to common unitholders as of September 30, 2025 to the amount disclosed on page F-38.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the historical net loss per share attributable to common unit holders as of September 30, 2025 on page 26 of the Revised Registration Statement to be $0.06, which conforms to the amount disclosed on page F-38.

Capitalization, page 84

3.

We note from your response to our prior comment 7 that the Incentive Units will receive distributions of common stock, which will include restricted stock subject to a new restricted share grant agreement, and the terms of the distribution are currently being finalized. We also note that you have revised the Capitalization table to reflect the Incentive Unit Distributions as part of the pro forma column. Once the terms are known, please revise your bullet point disclosure at the top of page 84 to reflect the number of shares included as pro forma adjustments for the Incentive Unit Distributions, similar to the disclosures you are making for the conversion of Class P Units and the sale of stock in this offering. Additionally, either in these bullet points or the footnotes to the Capitalization table, please disclose any related amounts of additional paid-in capital or accumulated deficit that are included as pro forma adjustments for the Incentive Unit Distributions and related stock compensation expense.

RESPONSE:

U.S. Securities and Exchange Commission

January 16, 2026

The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Revised Registration Statement to reflect the number of shares included as pro forma adjustments for the Incentive Unit Distributions through the addition of the bolded language below:

after giving effect to (i) the Common Control Reorganization and Class P Unit Issuance, (ii) the Corporate Conversion, including the conversion of the Class P Units into an aggregate of 9,441,287 shares of common stock, (iii) the Incentive Unit Distributions, including the distribution of 2,189,106 shares of unrestricted common stock in respect of vested Incentive Units and 2,059,317 shares of restricted common stock in respect of unvested Incentive Units, (iv) the Credit Agreement Transactions, and (v) the execution of the TRA;

The Company has updated related disclosures throughout the Revised Registration Statement to align with the language referenced above.

Additionally, the Company has revised the disclosure on page 90 of the Revised Registration Statement by adding footnote 4 to give effect to the recognition of compensation expense on additional paid-in capital and accumulated deficit through the addition of the bolded language below.

The amounts reflected in the “actual” column represent the additional paid-in capital of $0 and the accumulated deficit of $240.5 million as of September 30, 2025. The amounts reflected in the “pro forma” and “pro forma as adjusted” columns include the recognition of $70.1 million in compensation expense as a result of the distribution of unrestricted common stock in respect of vested Incentive Units, based on an initial public offering price of $32.00, which is the midpoint of the estimated price range set forth on the cover of this prospectus, though the actual compensation expense will vary based on the actual initial public offering price, and the loss on extinguishment of debt of $2.4 million.

4.

We note you revised the bullet points above the Capitalization table to indicate that the pro forma column gives effect to the execution of the TRA. Either in these bullet points or the footnotes to the Capitalization table, please identify the line items impacted by the pro forma adjustments related to the TRA, the amounts of such adjustments, and how such amounts were calculated or determined.

RESPONSE:

U.S. Securities and Exchange Commission

January 16, 2026

The Company acknowledges the Staff’s comment and advises the Staff that, upon execution of the TRA, no liability will be recorded as it is not probable that the Company will have sufficient taxable income to take a deduction related to the identified tax attributes.

Accordingly, the Company has revised the disclosure on page 90 of the Revised Registration Statement to include footnote 5, which explains why there is no effect given to the execution of the TRA through the addition of the bolded language below:

The amount reflected in the “actual” column represents the additional paid-in capital of $0 as of September 30, 2025. The amounts reflected in the “pro forma” and “pro forma as adjusted” columns reflect the execution of the TRA, which did not result in the recognition of an initial obligation as it is not probable that the Company will have sufficient taxable income to take a deduction related to the identified tax attributes.

Intellectual Property, page 129

5.	We note your response to our prior comment 12 and reissue in part. Please revise to specifically highlight the intellectual property that is material to your business.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Revised Registration Statement to specifically highlight the intellectual property that is material to the Company’s business through the deletion of the ~~struck through~~ language and the addition of the bolded language below:

The intellectual property that is material to our business consists of both our proprietary knowledge and our selectively patented inventions. Our proprietary knowledge includes expertise in spacecraft manufacture, spacecraft software, in-orbit operations, and anomaly resolution. The protection of our ~~technology and~~ intellectual property and technology is an important aspect of our business. We rely on a combination of trade secrets, patents, data rights assertions, trademarks, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. In order to protect proprietary knowledge that may not be protectable through patent protection, we generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

U.S. Securities and Exchange Commission

January 16, 2026

In addition to our proprietary knowledge, we have chosen to selectively seek patent protection for inventions that are material to our business. The patents we hold reflect inventions and technology that are material to our business, particularly in the areas of bus design and satellite communication technology. We are the owner of ten issued U.S. patents (U.S. Patent Nos. 10,583,940, 10,841,000, 11,228,361, 11,463,161, 11,770,184 B2, 11,929,819, 12,074,685 B2, 12,184,394 B2, 12,323,223, and 17,578,046). Our patents and patent application relate to technology related to our business, some of which includes satellite communication technology, and are intended to protect our core innovations and our position in the market. These issued patents expire on various dates between approximately 2038 and 2043. We also own proprietary information and trade secrets, which are protected by confidentiality and non-disclosure agreements, and we selectively choose when to pursue patent protection of these assets. We are the sole owner of ten registered U.S. trademarks, the duration of which is not limited by a statutory term, but depends on, among other things, the use of the applicable trademark.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Kevin M. Frank at (312) 862-3373 or, in his absence, Ashley Sinclair at (312) 862-3928.

Sincerely,

/s/ Kevin M. Frank
Kevin M. Frank

cc:	Dirk Wallinger

Chief Executive Officer, Yellowstone Midco Holdings II, LLC.